On Holding AG 2023 Compensation Report Exhibit 99.2

On Holding AG — 2023 Compensation Report 2 Dear Shareholders, We are pleased to present On Holding AG’s (“On”) 2023 Compensation Report on behalf of the Nomination and Compensation Committee (“NCC”) and the Board of Directors (“BoD”). On’s compensation philosophy is rooted in the tenets of entrepreneurship, engagement and alignment. We are committed to a compensation strategy that supports our values, an entrepreneurial mindset and rewards exceptional performance, with the intention to create a unique environment of true partnership. On is committed to a compensation framework that creates and supports a diverse, fair and inclusive work environment, which allows a broad team to benefit from an appreciation for their hard work and grow within On to achieve full potential. Our 2023 Compensation Report outlines On’s overall compensation policy, principles and compensation framework. It discloses the compensation awarded to members of both the BoD and the Executive Board (“EB”) throughout the 2023 financial year. The Compensation Report further highlights how our incentive structure and practices reflect our compensation philosophy and its core principles such as “Alignment to On’s core values”, “Reward entrepreneurial mindset and value contribution”, “Alignment to long-term success of On”, “Commitment to Diversity, Equity & Inclusion” as well as “Win with the best talent”. In 2023, the changes approved by the NCC and the BoD came into effect to consequently execute our compensation framework to fit our evolution as a public company, while maintaining the existing core principles at the center of our philosophy. An emphasis was put on the transition to a new long-term incentive plan for our EB and our broader leadership team. The details of our new long-term incentive plan and other changes to our compensation framework took effect in 2023 and we will share its key elements in this report. We believe that these changes are well suited to further support the long-term shareholder value creation and align the interest of key talents with those of On, while recognizing and retaining talent to continue our successful journey as a public company. The 2023 Compensation Report is compiled in accordance with the provisions on compensation set forth in Art. 732 et seq. of the Swiss Code of Obligations which are applicable to listed Swiss companies. Unless the context requires otherwise, the words “we”, “our”, “us”, “On”, “company” and similar words or phrases in the 2023 Compensation Report refer to On and its consolidated subsidiaries. Alex Pérez (Chairman) Amy Banse Ken Fox In line with the Swiss Code of Obligations and our Articles of Association, we will ask our shareholders to cast a prospective and binding vote on the maximum aggregate amount of compensation for the BoD for their term of office from the 2024 AGM to the 2025 AGM and for EB members for the financial year 2025. In addition, in line with Art. 735 para. 3 item 4 of the Swiss Code of Obligations we will ask our shareholders to endorse this 2023 Compensation Report in a consultative vote because our shareholders casted a prospective vote on the maximum aggregate compensation for the BoD and the EB members in relation to fiscal year 2023. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation principles, policies and practices described in this 2023 Compensation Report. We look forward to receiving your support at the forthcoming AGM and thank you for your ongoing trust in On. Sincerely, Members of the Nomination and Compensation Committee March 12, 2024

On Holding AG — 2023 Compensation Report 3 Our compensation policy focuses on aligning the interests of our senior leaders with those of our shareholders as well as on attracting, motivating and retaining the best talent in a highly competitive global environment and those who are key to our long-term success. Across all levels and roles, Compensation principles align with shareholder interest Alignment to On’s core values Reward entrepreneurial mindset and value contribution Alignment to long-term success of On Commitment to diversity, equity and inclusion Win with the best talent Compensation Policy and Principles On is committed to a compensation strategy that supports our values and rewards exceptional performance. While we continue to refine our compensation framework as a public company, the core principles of our compensation philosophy remain unchanged:

On Holding AG — 2023 Compensation Report 4 Alignment to On’s core values - since the very early days of On, we have focused not only on what we do as a team but also how we do it. On is built upon five spirits that serve as our values. The expectation is that these spirits are demonstrated and exhibited in every action and behavior taken by team members. When making decisions about compensation, an important factor considered is the performance of our team members, and how they embrace our five spirits in their demonstrated actions and behaviors and the impact it has on our culture. We believe one differentiating factor of On is the culture we have kept throughout the years and that remains core to our company strategy. On rewards entrepreneurial mindset and value contribution - in what we call the Explorer Spirit at On, we encourage all our team members to challenge and rethink the ‘status quo’. An entrepreneurial mindset and driving initiatives to create value is rewarded, be it in terms of recognition and additional responsibility or be it in the form of well-deserved compensation. We seek to directly link cash-based variable compensation to the achievement of the company targets we have set out for ourselves, which includes both financial targets and other key priorities. And we ensure a strong alignment between the contribution of our team members to achieving these targets and compensation. Alignment to long-term success of On - we believe equity participation of our most senior workforce plays a pivotal role in creating an alignment of interests with shareholders. Positioning equity as the key element of compensation serves to incentivize individuals to prioritize and drive long-term value creating initiatives far above short-term target achievement. On is committed to Diversity, Equity and Inclusion - we are committed to creating a work environment that is fair and inclusive, where all team members can succeed regardless of gender, race, social or ethnic origin, sexual orientation, age disability, religion, pregnancy, political opinion, trade union membership, nationality, social origin or other distinguishing characteristics. To support that, On is measuring and assessing compensation fairness against these diversity and inclusion aspects. Specifically, On focuses on assessing the fairness between genders and ethnical backgrounds per geography. On can only win with the best talent - over the past fourteen years of our existence, we have been reminded time and time again that success does not come naturally. Success is a result of consistent, hard, teamwork and when everybody contributes, our team wins. And we look to build high-performance teams with the best people across the organization, committed to lead by example. For the attraction of the best talent, we leverage a number of global benchmark reports from established third-party providers for all roles to ensure market relevance compared to a peer group identified in terms of revenue, market capitalization, and industry focus. Compensation Policy and Principles

On Holding AG — 2023 Compensation Report 5 The way our philosophy translates into our compensation guidelines is shown below: Align executive compensation program with shareholder interests Provide excessive benefits or perquisites Weigh our executive pay mix toward variable/at-risk compensation, with incentive plans tied 100% to company financial performance and subject to reasonable payout caps Guarantee any portion of our annual or long-term incentives Consider relevant market practices when designing and setting our compensation programs Enter into employment agreements with multi-year terms Analyze and review our compensation programs and practices on a yearly basis What we do What we don’t do Compensation Policy and Principles

On Holding AG — 2023 Compensation Report 6 Compensation Governance The compensation governance at On is comprised of three key bodies: the NCC who advises the BoD in terms of compensation-related matters, the BoD who ultimately approves and/or proposes for approval by the AGM the compensation-related matters and the shareholders of On who vote on total maximum compensation and the Compensation Report at the AGM. The On Articles of Association, the Organizational Regulations and the NCC Charter outline and define the roles and responsibilities of these bodies. The Articles of Association of On contain compensation governance provisions regarding: NCC BoD AGM Compensation strategy and guidelines P A Compensation principles (Articles of Association) P A (Subject to AGM Approval) A (binding vote, in case of changes) Key terms of compensation framework for the BoD and EB P A Total compensation of the BoD P A (Subject to AGM Approval) A (binding vote) Total compensation of the EB P A (Subject to AGM Approval) A (binding vote) Individual total compensation for the Co-CEOs P A Individual total compensation for the other members of the EB P A Employment and termination agreement for the Co-CEOs P A Employment and termination agreement for other members of the EB P A Compensation Report P A A (consultative) A: Approve — P: Propose — Approval (binding and prospective) of compensation of BoD and EB members by the shareholders at the AGM, Art. 7 (11) and 21 — Powers and duties of the NCC, Art. 19 — General principles of compensation, Art. 20 — Additional amount for the EB, Art. 22 The general division of duties, responsibilities and powers between these three key bodies of the compensation governance (NCC, BoD and AGM) are presented in the table below, in line with Art. 7 and Art. 19 of the Articles of Association.

On Holding AG — 2023 Compensation Report 7 Composition and duties of the NCC The NCC is composed of at least three members of the BoD (Art. 19) that are elected individually at the AGM by the shareholders on an annual basis pursuant to Swiss law and On’s Articles of Association. All current members of the NCC are “non-executive” and “independent” in accordance with the provisions of the Swiss Code of Best Practice for Corporate Governance. The NCC has the duties of supervision and governance of On’s compensation frameworks and philosophy, compensation of the BoD and the EB as well as the performance evaluation of EB members. The Chairperson of the NCC ensures that the BoD is kept informed in a timely and adequate manner during the term of office with regard to the NCC’s area of responsibility. Please refer to the Corporate Governance section for further details on NCC composition, duties and election. The Chairperson of the NCC convenes NCC meetings as often as the business of On requires, but at least twice a year. Role of the Independent Compensation Consultant The NCC has engaged with Compensia, Inc. as its independent consultant for executive and management compensation topics. Compensia reports directly to the NCC, and provides review of the meeting materials, attends meetings as requested, provides market data and advises on evolving trends and best practices in compensation. During the 2023 year, Compensia worked with the NCC and provided various services, including the following: — Review compensation peer group and pay philosophy; — Assess executive compensation practices against peer group and comparable public company norms; — Compare On’s short- and long-term incentive plan design parameters relative to peers and market best practices; — Review the company wide equity compensation strategy, including grant levels, participation, vesting and aggregate usage; and — Formal review of the Independent Director compensation program. For other compensation consulting services including survey data services, review of international compensation plans and policies and other non-executive reward practices, we engaged with Radford for most of our countries and Mercer for certain specific locations. Role of the shareholders at the AGM The BoD submits three separate compensation-related proposals for shareholder approval at the AGM (Art. 7, Art. 19 and Art. 21): — Vote I: Consultative vote for the Compensation Report of the preceding financial year — Vote II: Maximum aggregate amount of compensation of the BoD for the term of office from AGM until the next AGM — Vote III: Maximum aggregate amount of compensation of the EB for the following financial year Compensation Governance

On Holding AG — 2023 Compensation Report 8 Mandates outside the On Group According to Article 23 of On’s Articles of Association, limitations apply to mandates outside the On Group for members of On’s Board of Directors and Executive Board. The following table provides an overview of mandates held that are subject to such limitations: Independent Members of the Board of Directors Alex Pérez Invenda Group AG - Member of the Board Point Break Capital GP Ltd. - Member and Director Kenneth A. Fox A24 Films LLC - Member of the Board Axonius Inc. - Member of the Board Erewhon Inc. - Member of the Board Fireblocks Inc. Member of the Board Khaite LLC - Member of the Board Pleo Financial Services ApS - Member of the Board Stella & Chewy’s LLC - Member of the Board Amy Banse Adobe Inc. - Member of the Board and Chair of the Compensation Committee* Lennar Corporation - Member of the Board* The Clorox Company - Member of the Board* Dennis Durkin Oura Health Oy - Member of the Board Members of the Executive Board David Allemann Rivr AG - Member of the Board Swiss Institute Foundation - Member of the Board Caspar Coppetti Innhub La Punt AG - Member of the Board Olivier Bernhard SensoPro AG - Member of the Board Innhub La Punt AG - Member of the Board Martin Hoffmann Namuk Holding AG - Member of the Board Marc Maurer Swiss Entrepreneurs & Startup Association - Member of the Board * Mandates in listed companies

On Holding AG — 2023 Compensation Report 9

Board of Directors Compensation

Elements of compensation
The Executive Members do not receive any compensation for their BoD membership, nor for any additional duties pursued in BoD committees. The compensation of the other members of the BoD consists of an annual base fee and an additional compensation awarded for duties pursued in BoD committees, such as Chairpersons or ordinary members of the Audit Committee as well as the NCC. In order to ensure the independence of the members of the BoD in executing their supervisory duties, the compensation of the members of the BoD is in the form of a fixed amount fully compensated with On Class A ordinary shares[1], payable in quarterly installments. We believe that the equity compensation for our BoD members, for their services as directors, reinforces alignment with our shareholders and is consistent with our overall compensation philosophy to reward an entrepreneurial mindset and value contribution.

Compensation awarded to the Board of Directors in 2023
For 2023, in light of our philosophy of equal partnership, independent board members received the same annual base fee and additional compensation for duties in committees.

The following table outlines the total compensation, awarded in On Class A ordinary shares, in equity to the members of the BoD for their period of services in 2023 (audited).[2]

Members of the Board of Directors (in CHF)	Board	Audit Committee	NCC	Compensation (2)	Social security contributions (3)	Total BoD compensation
Executive Members						
David Allemann (1)	Co-Chairman			-	-	-
Caspar Copetti (1)	Co-Chairman			-	-	-
Olivier Bernhard (1)	Member			-	-	-
Independent Members						
Alex Pérez	Member	Member	Chairman	280'503	-	280'503
Kenneth A. Fox	Member		Member	233'740	-	233'740
Amy Banse	Member		Member	286'498	-	286'498
Dennis Durkin	Member	Chairman		333'261		333'261
Total				**1'134'002**	-	**1'134'002**

(1) No compensation for Board of Director roles; refer to Executive Board Compensation section for details on compensation for executive activities.
(2) Represents gross CHF amounts settled in shares, valued at the applicable fair market value grant price of the quarterly grant allocation. The number of shares is determined by dividing each BoD member's pro-rata annual fee for the term of office by the applicable fair market value grant price for the respective quarterly grant. The fair market value grant price is determined as the average of the closing share prices of 10 trading days prior to the date of grant, subject to an administrative period of 2-3 business days to allow for the processing of grants.
(3) Employer-paid social security contributions.

1 Technically distributed as fully vested RSUs upon grant date and distributed as shares as soon as practicable.
2 Article 25 of On's Articles of Association allows for loans and credits of up to CHF 1'000'000 at market-based conditions to be granted to BoD members. In 2023, no loans or credits were made to BoD members.

On Holding AG — 2023 Compensation Report 10 Share ownership The table below shows the shareholdings of the BoD as at December 31, 2023.3 Board of Directors Compensation 3 Overview does not include Executive Members of the Board of Directors (refer to section on share ownership of Executive Board). Class A Ordinary Shares % Class B Voting Rights Shares % % of Total Voting Power % of Total Economic Ownership Independent Members: Alex Pérez (1) 11’338’036 4.0% - - % 1.8% 3.6 % Kenneth A. Fox (2) 3’113’828 1.1% - - % 0.5% 1.0 % Dennis Durkin 82’483 0.0% - - % 0.0% 0.0 % Amy Banse 58’575 0.0% - - % 0.0% 0.0 % Total 14’592’922 5.1% - - % 2.3% 4.6% (1) Refers to the number of shares held by Mr. Pérez in his capacity as a member of the Board of Directors and does not include any shares held by entities associated with Point Break Capital Management LLC. (2) Refers to the number of shares held by Mr. Fox in his capacity as a member of the Board of Directors and does not include any shares held by entities associated with Stripes.

On Holding AG — 2023 Compensation Report 11 Executive Board Compensation Elements of compensation For 2023 the NCC developed and approved a fundamental update to the existing compensation framework with the goal to balance the principles of our compensation philosophy with public company practices. The primary objective is to support future long-term value creation and align the interests of the EB and extended leadership team with those of On, as well as, recognizing and retaining talent to continue our successful journey as a public company. For the EB, we believe in a strong pay-for-performance compensation program that motivates our EB members to create value for On and its shareholders. For this reason, we introduced a new EB compensation framework for 2023, consisting of fixed and variable compensation elements, as depicted below: PAY MIX (Starting from 2023) REPORTING YEAR LTI GRANT REPORTING YEAR +1 REPORTING YEAR +2 REPORTING YEAR +3 LTI at target 100% PSUs 2 & 3-year performance / vesting period Annual bonus in cash at target Annual bonus in cash at target Vesting of LTI Vesting of LTI Additional compensation Additional compensation Base salary Base salary

On Holding AG — 2023 Compensation Report 12 Fixed compensation Variable compensation Elements of Compensation Base salary Social security, pension and other benefits Annual cash bonus Long-term incentive plan Purpose Base level of income throughout the year, taking into account roles and responsibilities but aligned across the executive team Participation in social security and pension plans as well as additional benefits such as child, car and expense allowance in line with local market practice Rewards the achievement of annual objectives on a company wide level Rewards the achievement of long-term goals and ensures alignment with shareholder interest and participation in the long-term success of On Performance period n/a n/a One year Two and three years Perfomance measures n/a n/a Net Sales, Adjusted EBITDA CAGR of Net Sales and Adjusted EBITDA. Additionally, a multiplier based on On’s Total Shareholder Return relative to peers Payout range n/a n/a 0 - 150% 0-200% if TSR is positive and up to 250% if TSR at/above 90th percentile Payment Cash Contributions to social security and pension plans / other benefits mostly cash Cash Performance Stock Units The fixed compensation includes base salary, as well as pension and other benefits (e.g. child and expense allowances). Variable compensation aligns pay with performance through the Annual Cash Bonus and an equity-based Long-Term Incentive Plan (“LTIP”). The Annual Cash Bonus is dependent on the achievement of On’s financial performance compared to annual targets, and the LTIP is dependent on longer-term financial performance targets and shareholder value creation to increase their commitments for and in the best interest of the company and its subsidiaries. The 2023 EB compensation elements are summarized in the following table: Executive Board Compensation

On Holding AG — 2023 Compensation Report 13 Fixed compensation elements Base salary The base salary for members of the EB is typically paid in cash on a monthly basis. The base salary amount is defined based on market practice and the responsibility, experience and achievements of each member. The base salaries of the EB members are reviewed annually based on the above mentioned factors, whereby adjustments are made in line with market developments. Pension and other benefits Pension benefits are provided through On’s regular pension plan. In addition to pension coverage, other benefits such as health care plans, insurances or equivalent contributions are additionally covered. These allowances are paid together with the EB members’ base salary. Variable compensation elements Annual Cash Bonus The Annual Cash Bonus rewards the EB based on overall company performance, supporting the compensation principle of rewarding an entrepreneurial mindset and value contribution to ensure strong alignment of pay and performance. The Annual Cash Bonus plan is linked to short-term annual goals which are approved by the NCC and the BoD on an annual basis. For 2023, the Annual Cash Bonus was based on the achievement of two financial performance metrics, Net Sales and Adjusted EBITDA. At the beginning of the annual performance period, the NCC proposes, and the BoD approves, the minimum, target and maximum goals for the respective performance metrics. The financial performance metrics and targets are derived from the company’s strategic business plan for the respective year. At the end of the performance period, the NCC proposes and the BoD approves the financial performance achievements against the original targets set. For performance at or below the minimum, no bonus is paid out, whereby on-target performance is awarded with a 100% payout. In the case of overperformance, up to a maximum payout of 150% of target can be earned. Additional detail related to 2023 goals and actual achievement is provided in a later section of the Compensation Report. Executive Board Compensation

On Holding AG — 2023 Compensation Report Executive Board Compensation 14

Long-Term Incentive Plan

For 2023, the plan in effect was the 2021 Long-Term Incentive Plan ("LTIP 2021"). Grants awarded to the EB in 2023 marked the initial allocation from the LTIP 2021, after having been subject to a previous equity plan in the prior year. Further details on the LTIP 2021 are discussed below.

The LTIP 2021 was finalized and implemented on September 13, 2021 as an equity-based element to complement On's compensation framework succeeding other existing equity incentive plans designed pre-IPO. The LTIP 2021 was designed to furnish all eligible equity program participants under a single plan, and is currently the plan that members of On's EB and selected senior employees are eligible to participate in. Grants under the LTIP 2021 are approved by the NCC and the BoD on an annual basis.

In November 2022, the NCC agreed that additional equity awards to EB members should be aligned with public company market practices, and strengthen management's alignment with those of shareholders, by encouraging sustainable long-term value-creation.

For the EB, equity grants awarded under the LTIP 2021 in 2023 were solely in the form of Performance Stock Units ("PSUs"), with vesting contingent on continued employment and the achievement of two rigorous financial performance metrics, Net Sales and Adjusted EBITDA, over a two-year and three-year performance period. Achievement relative to each metric is assessed independently and a threshold performance level must be achieved to earn a payout for that metric. At threshold, 0% of PSUs are earned with the number of PSUs earned to increase linearly to a maximum of at 200% of target in case of achievement of the maximum performance. The financial goals for both performance periods were approved by the NCC at the beginning of the period.

Performance Achieved	% of PSUs Earned
Threshold	0%
Target	100%
Maximum	200%

EB's 2023 PSUs are subject to an award multiplier, if the threshold financial performance goals are achieved. The multiplier can either increase or decrease the PSUs earned, based on the percentile ranking of On's Total Shareholder Return (TSR) relative to a broad market index[4] measured over the same two-year and three-year performance period. If On's TSR ranks below the 55th percentile of the Index, the number of PSUs earned are decreased. The number of PSUs earned can be increased if TSR is above the 55th percentile and On's absolute TSR is positive. The PSUs are not eligible for upside adjustment, regardless of ranking relative to the Index, if absolute TSR is negative, reinforcing the alignment with shareholder value delivered.

The multiplier will be applied according to the table below:

	Multiplier Factor (x Baseline)	
Percentile Rank vs. Index	Positive TSR	Negative TSR
At/Below 25th Percentile	X 75%	X 75%
55th Percentile (Target)	X 100%	X 100%
At/Above 90th Percentile	X 125%	X 100%

The total number of PSUs that can be earned are capped at 250% of the target PSUs granted for achieving the maximum performance targets on both the financial metrics and the TSR multiplier.



4 The comparison of On's TSR will be made relative to a broad index consisting of a subset S&P Developed BMI Consumer Durables & Apparel Index (n=134 constituents in the footwear, apparel/ accessories/luxury goods and leisure products GICS codes, headquartered globally).

On Holding AG — 2023 Compensation Report 15 Peer group and benchmarking One of our core principles is to Win the Best Talent, which is supported through our compensation programs designed to attract, motivate and retain those critical to achieving the company’s long-term success. To assess the competitiveness of On’s EB compensation structure, the NCC conducts formal analyses relative to a peer group of companies that are similar to On in scope, products and services offered and geographical presence. Information gathered assists the NCC in setting pay levels and incentive programs consistent with the market. On an annual basis, we engage with Compensia to review our peer group to ensure it continues to best reflect companies similar to On, demonstrating both high growth and strong consumer brands. Our selection criteria includes: — Publicly-traded independent companies headquartered in Europe and the U.S.; — Retail/consumer product (focus on direct-to-consumer) and internet/e-commerce Industry companies; — Similar revenue (0.5x - 2.5x On) and market capitalization (0.25x - 4x On); — Global presence; — High revenue growth; and — Strong brand recognition. Executive Board Compensation When setting the EB’s pay levels, we review market data in framing some key pay decisions; we ultimately determine the appropriate positioning relative to market levels based on performance, criticality and current market practices. The NCC periodically reviews the peer group to ensure On’s compensation programs remain competitive against the most relevant external comparator companies. 2023 Peer Group Allbirds, Inc. Garmin Ltd. Burberry Group plc Lululemon Athletica, Inc. Beyond Meat, Inc. Moncler S.p.A Canada Goose Holdings, Inc. MYT Netherlands Parent B.V. Crocs, Inc. Oatly Group AB Deckers Outdoor Corporation Peloton Interactive, Inc. Deliveroo plc Revolve Group, Inc. Etsy, Inc. Sonos, Inc. Farfetch Limited Under Armour, Inc. FIGS, Inc. YETI Holdings, Inc. Our peer group approved in June 2022 used to benchmark executive pay levels and practices and conduct the executive compensation review for 2023 included:

On Holding AG — 2023 Compensation Report
Executive Board Compensation
16

Compensation mix

In 2023, the EB's target compensation was split into approximately 90% variable compensation and 10% fixed compensation. Over 65% of the total target compensation is in LTIP for the Co-CEOs and over 80% for the Founders/ EB members, supporting our core principle of alignment with the long-term success of On. As a result of the overachievement on the 2023 Annual Cash Bonus, the actual pay mix varied slightly, reinforcing pay-for-performance.

Co-CEOs


8.0%
22.2%
67.8%

Founders / Executive Members of the Board


6.6%
9.9%
80.8%

- LTIP awarded
- Annual cash bonus earned
- Base salary
- Social security & other benefits

Compensation awarded to the EB in 2023 (audited)

	Fixed compensation				Variable compensation			
Executive Board Members (in CHF)	**Base salary**	**Social security contributions (1)**	**Pension contributions (2)**	**Other benefits (3)**	**Annual cash bonus (4)**	**Awarded LTIP21 grant value (5)**	**Social security contributions on equity compensation (6)**	**Total compensation FY23**
David Allemann	225'000	28'170	41'276	19'200	337'253	2'750'000	–	**3'400'899**
Caspar Coppetti	225'000	28'170	41'230	27'400	337'253	2'750'000	–	**3'409'052**
Olivier Bernhard	225'000	28'170	43'160	18'900	337'253	2'750'000	–	**3'402'483**
Martin Hoffmann	325'000	34'570	25'866	19'200	899'340	2'750'000	–	**4'053'976**
Marc Maurer	325'000	34'570	25'805	19'200	899'340	2'750'000	–	**4'053'916**
Total	**1'325'000**	**153'650**	**177'338**	**103'900**	**2'810'439**	**13'750'000**	**-**	**18'320'326**

(1) Employer-paid social security contributions on Base Salary and Annual Cash Bonus.
(2) Employer-paid pension contributions.
(3) Other benefits comprise child allowance and expense allowance.
(4) The payment of the Annual Cash Bonus occurs in the year following which the compensation is allocated to.
(5) Represents gross CHF amounts awarded in PSUs, valued at the applicable fair market value grant price of the annual grant allocation. The number of shares is determined by dividing each EB member's annual equity entitlement by the applicable fair market value grant price. The fair market value grant price is determined as the average of the closing share prices of 10 trading days prior to the date of grant, subject to an administrative period of 2-3 business days to allow for the processing of grants.
(6) Employer-paid social security contributions on equity-related income, which was CHF 0 in 2023 for all EB members.

On Holding AG — 2023 Compensation Report Executive Board Compensation 17

Outcome of the 2023 Annual Cash Bonus performance achievement

For 2023, the Annual Cash Bonus was earned based on two equally weighted financial performance metrics[5]: Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. Once the threshold is achieved, the payout grows linearly from 50% to 100% for a target achievement of 91% to 100%. Maximum payout on each metric is capped at 150% of target (see illustration to the right). The two metrics have different maximum performance levels resulting in different payout curves from 100% to 150% (Net Sales was 105% of target and Adjusted EBITDA was 109% of target). Actual 2023 performance on Net Sales was above the maximum performance level. For Adjusted EBITDA the performance was just under the maximum performance level.

As illustrated in the table below, the overall performance achievement for the 2023 financial year by all EB members resulted in a final Annual Cash Bonus payout factor of 149.9% of the target bonus opportunity. Based on the target bonus opportunity of CHF 600'000 CHF (185% of the base salary) for the Co-CEOs the resulting bonus payout is CHF 899'340 each. For the other three members of the EB, with a target bonus opportunity of CHF 225'000 (100% of the base salary), the resulting bonus payout is CHF 337'253 each (see the illustration below). The total Annual Cash Bonus payout for the members of the EB is CHF 2'810'438 for the performance in 2023. These bonus payments will be made in March 2024.

Annual Cash Bonus Payout Curve


Net Sales
Adj. EBITDA
PAYOUT AS % OF TARGET
200%
150%
100%
50%
0%
Max
Target
Threshold
75%
91%
100%
105%
109%
125%
PERFORMANCE AS % OF TARGET


Net Sales
THRESHOLD GOAL
TARGET GOAL
MAXIMUM GOAL
1'792.0m
1'550m
1'700m
1'784m
A
105.4% Target Achievement
Max Payout of 150%
Adj. EBITDA
THRESHOLD GOAL
TARGET GOAL
MAXIMUM GOAL
276.9m
233m
255m
277m
B
108.6% Target Achievement
149.8% Payout

A x50% + **B** x50% = 149.9% payout factor

5 Refers to consolidated group financials.

On Holding AG — 2023 Compensation Report Executive Board Compensation 18

Equity Awards
There was no vesting of previously granted equity awards to On's EB in 2023.

Equity grants awarded to the EB in 2023 were solely in the form of PSUs, with vesting contingent on continued employment and the achievement of two rigorous financial performance metrics, Net Sales and Adjusted EBITDA, over a two-year and three-year performance period. The first tranche is eligible to be earned at the end of fiscal year 2024.

Total compensation awarded to the EB
The total compensation for the EB for 2023 amounts in total to CHF 18.32 million (including social security contributions).

Share ownership
The table below shows the shareholdings of each EB member as of 31 December 2023, considering the number of directly held shares as well as shares that a person has the right to acquire beneficial ownership of within 60 days.[6]

Executive Board Members	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership
David Allemann	4'950'089	1.7%	101'225'000	29.0%	16.8%	4.7%
Caspar Coppetti	5'216'912	1.8%	107'475'000	30.8%	17.8%	5.0%
Olivier Bernhard	6'958'762	2.4%	113'725'000	32.6%	19.1%	5.7%
Martin Hoffmann	2'549'195	0.9%	19'412'500	5.6%	3.5%	1.4%
Marc Maurer	2'337'502	0.8%	19'412'500	5.6%	3.4%	1.3%
Total	**22'012'460**	**7.7%**	**361'250'000**	**nm**	**60.5%**	**18.2%**

Further compensation information

Employment agreements
All members of the EB have employment agreements with a twelve-month notice period, which are governed by applicable Swiss law. They are not entitled to severance payments.

Their employment agreements also prohibit the EB members from competing against On for a period of up to 12 months after termination of the employment agreement. For the specified non-compete period, On agrees to pay or cause the payment of a compensation to the EB member for their compliance with this non-compete undertaking in an amount equal to 100% of the last base salary of the member (excluding any ancillary benefits and subject to deduction of any social security and further deductions). This is payable in monthly installments in arrears, until and for as long as the EB member complies with such non-compete undertaking. On may, however, at any time until the last day of employment waive compliance with the post-contractual non-compete. Following the termination date, On may only waive compliance with the non-compete subject to a notice period of three months whereupon such compensation payments will no longer be due.

In 2023, no loans or credits were made to EB members.[7]

6 Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such a percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

7 Article 25 of On's Articles of Association allows for loans and credits of up to CHF 1'000'000 at market-based conditions to be granted to EB members.

On Holding AG — 2023 Compensation Report 19 Co-CEOs and Executive Members of the Board Pay Mix For 2024, there are no planned changes to the pay levels (no planned salary increases or changes in target bonus or equity amounts) or pay mix of the EB members from that introduced for 2023 and detailed above. Peer Group and Benchmarking In June 2023, following the annual review conducted by Compensia, the peer group was adjusted to ensure it continues to best reflect companies similar to On, demonstrating both high growth and strong consumer brands, following the selection criteria previously identified. Our peer group approved in June 2023 used to benchmark executive pay levels and practices and conduct the executive compensation review for 2024 included: Outlook for 2024 compensation 2024 Peer Group Burberry Group plc Lululemon Athletica, Inc. Canada Goose Holdings, Inc. Moncler S.p.A Columbia Sportswear Company MYT Netherlands Parent B.V. Crocs, Inc. PUMA SE Deckers Outdoor Corporation Revolve Group, Inc. Deliveroo plc Sonos, Inc. Etsy, Inc. The Swatch Group AG Farfetch Limited8 Under Armour, Inc. Foot Locker V.F. Garmin Ltd. YETI Holdings, Inc. Long-Term Incentive Plan For 2024, there are no planned changes to the Long-Term Incentive Plan. The performance metrics will again consist of two equally weighted financial performance metrics: Net Sales and Adjusted EBITDA. The performance metrics will be measured over the two and three year performance periods. In an effort to continue to align our compensation practices and programs to the long-term success of On we plan to eventually shift to using only three year or longer performance periods for all PSUs granted. For the rest of On Team Members, we have again made significant progress to ensure our compensation framework is effective at attracting, motivating and retaining the best talent in a highly competitive global environment and those who are key to our long-term success. For the 2024 year, we have introduced some changes that pertain to our team members while staying aligned with our pay for performance approach to compensation: — We have set a meaningful budget for our annual salary review process, to ensure we reward our high performing team members, can stay competitive to the markets where we hire individuals, as well as support our team members located in countries that have experienced high inflation rates; and — For all equity eligible levels, as a result of the peer benchmarking analyses performed, as well as considering the stage of On’s growth as a company, we have shifted the compensation mix, to higher cash and lower equity targets. We expect this change to continue to make significant improvements in attracting top talent. Annual Cash Bonus For 2024, the Annual Cash Bonus performance metrics will again consist of two equally weighted financial performance metrics: Net Sales and Adjusted EBITDA. Achievement relative to each metric is assessed independently and threshold performance must be achieved to earn a payout for that metric. For 2024, we are reducing the maximum payout on each metric and they will now be capped at 125% of target. To better account for individual performance within the EB we will also be introducing an individual performance modifier. This modifier (plus/minus 25%) will be based on individual performance assessed by the NCC as will the final modifier and bonus payment. The maximum payout including the modifier will be 150% of target. The Team spirit remains central to our compensation principles, and company achievement of the financial metrics will remain the primary factor in determining the Annual Cash Bonus. The introduction of an individual modifier gives the NCC the ability to recognize contributions made by members of the EB that help drive the team forward and secure the future success of On. 8 Listed as an independent entity at the time of bencharking and may not qualify for inclusion in future peer groups

Report of the statutory auditor

to the General Meeting of On Holding AG

Zurich

Report on the audit of the compensation report

Opinion

We have audited the compensation report of On Holding AG (the Company) for the year ended 31 December 2023. The audit was limited to the information pursuant to article 734a-734f CO in the tables marked 'audited' on pages 9 and 16 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked 'audited' in the compensation report, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the compensation system and defining individual compensation packages.

Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or

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Samuel Häring Licensed audit e error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report. As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain profes- sional scepticism throughout the audit. We also: • ldentify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, de- sign and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropri- ate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropri- ate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's in- ternal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and re- lated disclosures made. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safe- guards applied. PricewaterhouseCoopers AG Patrick Balkanyi Licensed audit expert Auditor in charge Zürich, 12 March 2024 Enclosure: • Compensation report 3 On Holding AG 1 Report of the statutory auditor to the General Meeting pwc